Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 6313 3975 Fax: + 618 6270 6339 Email: invest@missionnewenergy.com

29 November 2013

ASX ANNOUNCEMENT

Mission Wins Counter Claim against KNM Process Systems Sdn Bhd

Mission NewEnergy Limited (ASX:MBT) today announces that its wholly owned subsidiary Mission Biotechnologies Sdn Bhd (MBTSB) has successfully defended itself against a suit filed by KNM Process Systems Sdn Bhd (KNM) in the High Court of Kuala Lumpur.

In its suit, KNM as Plaintiff, sought to recover a sum of approximately A$130,000 (RM380,000) from MBTSB. However, MBTSB, in its defense acknowledged that only about A$103,000 (RM302,000) was due to KNM and simultaneously filed a counter claim amounting to approximately A$887,000 (RM2.6 million) against KNM.

The High Court of Kuala Lumpur in its judgment granted the counter claim and ordered KNM to pay MBTSB the sum of approximately A$785,000 (RM2.3 million), after setting off the RM302,000 due to KNM, with costs.

Meanwhile, in the matter of arbitration between MBTSB and KNM, the 3 party tribunal has been established and an initial preliminary meeting between the tribunal and the solicitors has been held. MBTSB expects to commence filing its claim documents soon.

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For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com